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                          SUB-ADMINISTRATION AGREEMENT

                                                                 January 1, 1999

Smith Barney Fund Management LLC
125 Broad Street
New York, New York 10004

Dear Sirs:

          Salomon Brothers Asset Management Inc ("SBAM"), a corporation organized under the laws of the State of Delaware, confirms its agreement with Mutual Management Corp. ("MMC") with respect to Salomon Brothers Investors Value Fund (the "Company"), as follows:

          1. Appointment; Investment Description

          The Company employs SBAM as administrator pursuant to an Investment Advisory and Administration Agreement dated as of December 16, 2002 (the "Administration Agreement"). Pursuant to Section 2 of the Administration Agreement, SBAM may delegate some or all of its duties and obligations thereunder to third parties, provided that such persons remain under the general supervision of SBAM. SBAM desires to delegate all of its duties and obligations under the Administration Agreement to MMC, and SBAM hereby appoints MMC as sub-administrator with respect to the Company. MMC accepts this appointment and agrees to furnish services to the Company as described herein for the compensation set forth below, it being understood that MMC shall at all times remain under the general supervision of SBAM with respect to its duties to be performed hereunder.

          The Company desires to employ its capital by investing and reinvesting in investments of the kind and in accordance with the limitations specified in the Articles of Incorporation of the Company, as amended from time to time, in its Prospectus and Statement of Additional Information as from time to time in effect, and in such manner and to the extent as may from time to time be approved by the Board of Directors of the Company. Copies of the Company's Prospectus, Statement of Additional Information and the Articles of Incorporation of the Company have been submitted to MMC.



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          2. Services as Administrator

          Subject to the supervision and direction of the Board of Directors of the Company and SBAM, MMC will (a) assist in supervising all aspects of the Company's operations except those performed by SBAM under its investment advisory agreement with respect to the Company; (b) supply the Company with office facilities (which may be MMC's own offices) for providing its services under this Agreement, statistical and research data, data processing services, clerical, accounting and bookkeeping services, including but not limited to, the calculation of the net asset value of shares of the Company, the calculation of applicable contingent deferred sales charges and similar fees and charges, the calculation of distribution fees, internal auditing and legal services, internal executive and administrative services, and stationary and office supplies; and
(c) prepare Board materials, reports to the shareholders of the Company, tax returns and reports to and filings with the Securities and Exchange Commission and state blue sky authorities.

          3. Compensation

          In consideration of services rendered pursuant to this Agreement, SBAM will pay MMC on the first business day of each month a fee for the previous month at an annual rate of 0.05% of the Company's average daily net assets. Upon any termination of this Agreement before the end of any month, the fee for such part of the month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to MMC, the value of the Company's net assets shall be computed at the times and in the manner specified in the Prospectus and Statement of Additional Information as from time to time in effect.

          4. Expenses

          MMC will bear all expenses in connection with the performance of its services under this Agreement. The Company will bear certain other expenses to be incurred in its operation, including: taxes, interest, brokerage fees and commissions, if any; fees of Directors of the Company who are not officers, directors, or employees of MMC, SBAM or their affiliates; Securities and Exchange Commission fees and state blue sky qualification fees; charges of custodians and transfer and dividend disbursing agents; the Company's and Board members' proportionate share of insurance premiums, professional association dues and/or assessments; outside auditing and legal expenses; costs of maintenance of corporate existence; costs attributable to investor services, including without limitation, telephone and personnel expenses; costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders; costs of shareholders' reports and meetings, and meetings of the officers or Board of Directors of the Company; and any extraordinary expenses.



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          5. Standard of Care

          MMC shall exercise its best judgment in rendering the services listed in paragraph 2 above. MMC shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Company in connection with the matters to which this Agreement relates provided that nothing in this Agreement shall be deemed to protect or purport to protect MMC against liability to the Company or to its shareholders to which MMC would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of MMC's reckless disregard of its obligations and duties under this Agreement.

          6. Term of Agreement

          This Agreement shall continue in effect for so long as the Administration Agreement remains in effect between SBAM and the Company. This Agreement is terminable by either party, without penalty, on 60 days' written notice to the other.

          7. Service to Other Companies or Accounts

          SBAM understands that MMC now acts, will continue to act and may act in the future as administrator to one or more other investment companies, and SBAM has no objection to MMC's so acting. SBAM understands that the persons employed by MMC to assist in the performance of MMC's duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict the right of MMC or any affiliate of MMC to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

          8. Amendments

          All amendments shall be in writing.

          9. This Agreement shall be governed by the laws of the State of New York, provided that nothing herein shall be construed as being inconsistent with the 1940 Act.

                                  [End of Text]



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          If the foregoing is in accordance with your understanding, kindly indicate your acceptance hereof by signing and returning to us the enclosed copy hereof.

                                   Very truly yours,

                                   Salomon Brothers Asset Management Inc


                                   By: /s/ Salomon Brothers Asset Management Inc
                                       -----------------------------------------
                                   Title: (Original destroyed 09/11/01)

Accepted:

Mutual Management Corp.


By: /s/ Mutual Mangement Corp.
    --------------------------------
Title: (Original destroyed 09/11/01)